UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

1Q14

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 508 BILLION FOR THE FIRST QUARTER OF 2014 (COP 580 PER SHARE - USD 1.18 PER ADR). NET INCOME REPRESENTS AN INCREASE OF 4% COMPARED TO THE LAST QUARTER.

•	The bank showed a solid and healthy growth in the loan portfolio during 1Q14. Bancolombia’s loan portfolio grew 2.3% during the quarter and 26.9% during the last twelve months. The annual growth was explained, 16.5% by the contribution of Banistmo (formerly HSBC Panama) and 10.4% by the organic growth of the existing operation before the consolidation of Banistmo.

•	Net interest income increased 8% and fees increased by 3% during 1Q14. Net interest income increased due to higher yields on assets and lower cost of funding. Fees increased due to higher volume of banking transactions.

•	The bank reduced its funding cost and maintained its liquidity position. The annualized average weighted cost of deposits was 2.3% in 1Q14, lower than the 2.6% for 4Q13 and the 3.2% for 1Q13. Deposits decreased 4% during the quarter and increased 24% compared to 1Q13, and the ratio of net loans to deposits ended at 99%. This annual growth was explained, 17.5% by the contribution of Banistmo (formerly HSBC Panama) and 6.5% by the organic growth of the existing operation before the acquisition of Banistmo.

•	Past due loans as a percentage of total loans remain low in 1Q14. 30 days (or more) past due loans as a percentage of total gross loans were 3.2%. Net provision charges for past due loans and foreclosed assets totaled COP 308 billion, which represents 1.36% of gross loans when annualized.

•	Loan portfolio coverage remains at high levels. At the end of 1Q14, the ratio between allowances for loans losses and 30-days past due loans was 142%, indicating that Bancolombia has sufficient reserves to maintain its business operation and has a strong and healthy balance sheet.

May 5, 2014. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the first quarter of 2014.

For the quarter ended on March 31, 2014 (“1Q14”), Bancolombia reported consolidated net income of COP 508 billion, or COP 580 per share - USD 1.18 per ADR. Net income represents an increase of 4% as compared to the results for the quarter ended on December 31, 2013 (“4Q13”) and an increase of 3.2% as compared to the results for the quarter ended on March 31, 2013 (“1Q13”).

Bancolombia ended 1Q14 with COP 130,443 billion in assets, 0.3% lower than those at the end of 4Q13 and 26.5% greater than those at the end of 1Q13. At the same time, liabilities totaled COP 115,481 billion, decreasing 2.4% as compared to the figure presented in 4Q13 and increasing 25.9% as compared to 1Q131.

1 This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. and its affiliates (“BANCOLOMBIA” or “The Bank”) of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended March 31, 2014. The statements of income for the quarter ended March 31, 2014 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate April 1, 2014 $1.969,45 = US$ 1

1

1Q14

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	1Q13	4Q13	1Q14	1Q14/4Q13	1Q14/1Q13
ASSETS
Loans and financial leases, net	68,817,162	85,394,012	87,334,646	2.27%	26.91%
Investment securities, net	14,233,292	13,805,790	15,384,799	11.44%	8.09%
Other assets	20,097,854	31,616,439	27,723,651	-12.31%	37.94%
Total assets	103,148,308	130,816,241	130,443,096	-0.29%	26.46%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	67,146,387	86,556,579	83,043,278	-4.06%	23.67%
Non-interest bearing	8,584,903	14,680,487	13,904,799	-5.28%	61.97%
Interest bearing	58,561,484	71,876,092	69,138,479	-3.81%	18.06%
Other liabilities	24,564,684	31,766,816	32,437,333	2.11%	32.05%
Total liabilities	91,711,071	118,323,395	115,480,611	-2.40%	25.92%
Shareholders' equity	11,437,237	12,492,846	14,962,485	19.77%	30.82%
Total liabilities and shareholders' equity	103,148,308	130,816,241	130,443,096	-0.29%	26.46%

Interest income	2,196,919	2,151,683	2,252,750	4.70%	2.54%
Interest expense	792,676	803,137	798,189	-0.62%	0.70%
Net interest income	1,404,243	1,348,546	1,454,561	7.86%	3.58%
Net provisions	(302,868)	(272,919)	(307,523)	12.68%	1.54%
Fees and income from service, net	436,328	525,018	542,322	3.30%	24.29%
Other operating income	228,514	257,790	260,651	1.11%	14.06%
Total operating expense	(1,091,382)	(1,207,369)	(1,171,770)	-2.95%	7.37%
Goodwill amortization	(15,348)	(38,335)	(53,375)	39.23%	247.77%
Non-operating income, net	19,859	20,061	(11,558)	-157.61%	-158.20%
Income tax expense	(186,610)	(144,052)	(204,957)	42.28%	9.83%
Net income	492,736	488,740	508,351	4.01%	3.17%

PRINCIPAL RATIOS	Quarter			As of
	1Q13	4Q13	1Q14	Mar-13	Mar-14
PROFITABILITY
Net interest margin (1)	6.78%	5.33%	5.54%	6.78%	5.54%
Return on average total assets (2)	1.99%	1.56%	1.56%	1.99%	1.56%
Return on average shareholders´ equity (3)	16.83%	15.97%	15.31%	16.83%	15.31%
EFFICIENCY
Operating expenses to net operating income	53.49%	58.45%	54.27%	53.49%	54.27%
Operating expenses to average total assets	4.47%	3.99%	3.76%	4.47%	3.76%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.09%	9.55%	11.47%	11.09%	11.47%
Technical capital to risk weighted assets	16.96%	10.61%	13.66%	16.96%	13.66%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	1.26	1.19	1.18
Net income per share $COP	578.45	573.75	580.13
P/BV ADS (4)	2.16	1.61	1.63
P/BV Local (5) (6)	2.14	1.62	1.58
P/E (7)	12.48	10.34	11.77
ADR price (8)	63.25	49.02	56.48
Common share price (8)	28,800	23,820	26,940
Weighted average shares outstanding (9)	851,827,000	851,827,000	876,271,445
USD exchange rate (quarter end)	1,832.20	1,926.83	1,969.45

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2

1Q14

1.	BALANCE SHEET

1.1.	Assets

•	As of March, 2014, Bancolombia’s assets totaled COP 130,443 billion, which represents a decrease of 0.3% compared to 4Q13 and an increase of 26.5% compared to 1Q13. The annual growth was explained 16.5% by the contribution of Banistmo (formerly HSBC Panama) and 10.4% by the organic growth of the existing operation before the consolidation of Banistmo.

The decrease in assets in the quarter was explained by the reduction of cash that was used to reduce the most expensive liabilities. The annual growth of the assets was mainly explained by the consolidation of Banistmo’s assets in 4Q13 and the organic growth of loans and finance leases, which represented 67% of the assets at the end of 1Q14

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP			Amounts in USD converted to COP			Amounts in USD (thousands)			Total
(1 USD = 1969.45 COP)		1Q14/4Q13	1Q14/1Q13		1Q14/4Q13	1Q14/1Q13		1Q14/4Q13	1Q14/1Q13		1Q14/4Q13	1Q14/1Q13
Net investment securities	11,158,126	10.91%	-6.21%	4,226,673	12.85%	80.87%	2,146,118	10.41%	68.26%	15,384,799	11.44%	8.09%
Gross Loans	62,662,801	1.84%	13.80%	28,807,439	3.14%	68.21%	14,627,149	0.90%	56.49%	91,470,240	2.25%	26.71%
Commercial loans	34,552,274	2.26%	13.75%	19,194,378	3.34%	44.66%	9,746,060	1.10%	34.58%	53,746,652	2.64%	23.15%
Consumer loans	12,100,575	0.21%	10.87%	4,620,267	2.06%	114.31%	2,345,968	-0.14%	99.37%	16,720,842	0.72%	27.93%
Small business loans	406,301	3.83%	23.04%	127,579	1.69%	316.24%	64,779	-0.51%	287.24%	533,880	3.31%	47.95%
Mortgage loans	6,818,058	3.05%	22.55%	3,854,942	4.76%	387.38%	1,957,370	2.50%	353.41%	10,673,000	3.66%	67.96%
Finance lease	8,785,593	1.49%	11.49%	1,010,273	-1.43%	14.90%	512,972	-3.56%	6.89%	9,795,866	1.2%	11.8%
Allowance for loan losses	(3,448,566)	1.65%	13.40%	(687,028)	2.09%	108.28%	(348,843)	-0.12%	93.77%	(4,135,594)	1.72%	22.68%
Net total loans and fin. leases	59,214,235	1.86%	13.83%	28,120,411	3.16%	67.42%	14,278,307	0.93%	55.76%	87,334,646	2.27%	26.91%
Operating leases, net	2,969,701	5.11%	30.11%	95,123	1.26%	-5.56%	48,299	-0.93%	-12.14%	3,064,824	4.99%	28.60%
Total assets	87,092,406	-1.99%	10.33%	43,350,690	3.33%	79.04%	22,011,572	1.09%	66.56%	130,443,096	-0.29%	26.46%
Total deposits	58,497,718	-7.30%	5.83%	24,545,560	4.65%	106.77%	12,463,155	2.38%	92.36%	83,043,278	-4.06%	23.67%
Total liabilities	73,575,451	-5.13%	6.94%	41,905,160	2.79%	82.91%	21,277,595	0.57%	70.16%	115,480,611	-2.40%	25.92%

The most relevant aspects regarding the evolution of the loan portfolio during 1Q14 were:

•         The growth of commercial, mortgage loans and financial leases in Colombia during 1Q14 indicate a sustained credit demand.

•         Net loans in USD correspond to loans originated in Colombia (USD 4,123 million, 29%), El Salvador (USD 2,644 million, 19%), Panamá (USD 7,098 million, 50%), and other countries (USD 412 million, 3%). USD denominated loans represented 31% of total loans as of 1Q14.

•         COP depreciated 2.2% versus USD during 1Q14 and 7.5% in the last 12 months.

•         Mortgage loans denominated in COP presented a dynamic performance, growing 22.5% year on year. The dynamism of mortgage lending in Colombia is explained by the lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs. On the other hand, the mortgage balance denominated in USD from our operation in El Salvador and Panama represented 36% of the mortgage loans at the end of 1Q14.

•         Financial leases, of which 90% are denominated in COP, increased 1.2% during the quarter and 11.8% as compared to 1Q13. Operating leases, net of depreciation, increased 5.0% during 1Q14 and 28.6% in the last 12 months. These two products are mainly used by enterprises in order to finance equipment, commercial real estate and commercial vehicles.

3

1Q14

When analyzing the loan portfolio according to the customer categories established by Bancolombia in order to manage its commercial strategy (see table below), it becomes clear that commercial loans led the growth during 1Q14, as they increased 2.9% with respect to 4Q13. The growth is explained by the credit demand for business investment. This is the segment that contributes the most to the nominal growth of the total loan book. Consumer and SMEs loans increased by 1.1% when compared with 4Q13, which indicates a moderate credit demand versus the growth of previous quarters.

Total reserves (allowances in balance sheet) for loan losses increased by 1.7% during 1Q14 and totaled COP 4,136 billion, or 4.5% of gross loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, see section “2.4. Asset Quality, Provision Charges and Balance Sheet Strength”.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO		As of		Growth		% of Total	% of
(COP million)	Mar-13	Dec-13	Mar-14	1Q14/4Q13	1Q14/1Q13	loans	Category
CORPORATE
Working capital loans	31,538,526	33,992,771	34,856,205	2.54%	10.52%	38.11%	81.97%
Funded by domestic development banks	355,406	489,798	607,384	24.01%	70.90%	0.66%	1.43%
Trade Financing	2,204,646	6,706,315	6,861,583	2.32%	211.23%	7.50%	16.14%
Overdrafts	140,418	80,023	141,472	76.79%	0.75%	0.15%	0.33%
Credit Cards	49,174	42,406	57,723	36.12%	17.39%	0.06%	0.14%
TOTAL CORPORATE	34,288,170	41,311,313	42,524,367	2.94%	24.02%	46.49%	100.00%
RETAIL AND SMEs
Working capital loans	8,427,869	9,666,234	9,795,981	1.34%	16.23%	10.71%	34.40%
Personal loans	7,111,898	9,573,141	9,545,276	-0.29%	34.22%	10.44%	33.52%
Loans funded by domestic development banks	858,872	1,319,245	1,326,432	0.54%	54.44%	1.45%	4.66%
Credit Cards	3,791,335	4,548,670	4,638,627	1.98%	22.35%	5.07%	16.29%
Overdrafts	307,704	251,724	332,406	32.05%	8.03%	0.36%	1.17%
Automobile loans	2,187,397	2,577,704	2,606,755	1.13%	19.17%	2.85%	9.15%
Trade Financing	100,879	234,145	231,529	-1.12%	129.51%	0.25%	0.81%
TOTAL RETAIL AND SMEs	22,785,954	28,170,863	28,477,006	1.09%	24.98%	31.13%	100.00%
MORTGAGE	6,354,650	10,295,930	10,673,001	3.66%	67.96%	11.67%	100.00%
FINANCIAL LEASES	8,759,368	9,681,436	9,795,866	1.18%	11.83%	10.71%	100.00%
Total loans and financial leases	72,188,142	89,459,542	91,470,240	2.25%	26.71%	100.00%	100.00%
Allowance for loan losses	(3,370,980)	(4,065,530)	(4,135,594)	1.72%	22.68%
Total loans and financial leases, net	68,817,162	85,394,012	87,334,646	2.27%	26.91%

1.3.	Investment Portfolio

As of March 31, 2014, Bancolombia’s net investment portfolio totaled COP 15,385 billion, 11.4% higher than that reported in 4Q13 and 8.1% higher when compared to that reported in 1Q13. This growth resulted from the investment of the proceeds of the issuance of shares in March 2014, which totaled COP 2,656 billion. The investment portfolio consisted primarily of debt securities, which represented 88% of Bancolombia’s total investments and 10% of assets at the end of 1Q14. Investments denominated in USD totaled USD 2,146 million and represented 27% of the investment portfolio.

Additionally, the Bank had COP 863 billion in net mortgage backed securities, which represented 5.6% of the investment portfolio.

At the end of 1Q14, the portfolio of investments in debt securities had a duration of 15.8 months and a yield to maturity of 4.01%.

4

1Q14

1.4.	Goodwill

As of 1Q14, Bancolombia’s goodwill totaled COP 3,616 billion, increasing 0.7% compared to the amount reported in 4Q13 and 527.5% compared to 1Q13. This annual variation is explained by the acquisition of Banistmo which generated goodwill of approximately 1.500 million USD and the quarterly increase is explained by the depreciation of the peso against the dollar during the quarter. Under Colombian GAAP, goodwill is amortized within a maximum period of 20 years.

1.5.	Funding

As of March 31, 2014, Bancolombia’s liabilities totaled COP 115,481 billion, decreasing 2.4% compared to 4Q13 and increasing 25.9% compared to 1Q13. The annual growth was explained, 17.5% by the contribution of Banistmo and 6.5% by the organic growth of the existing operation before the consolidation of Banistmo.

Deposits totaled COP 83,043 billion (or 72% of liabilities) at the end of 1Q14, decreasing 4.1% during the quarter and increasing 23.7% over the last 12 months. The net loans to deposits ratio (including borrowings from domestic development banks) was 99% at the end of 1Q14, increasing compared to the 94% reported in 4Q13, and the 98% reported in 1Q13.

Bancolombia´s funding strategy during the quarter was to reduce the most expensive deposits and liabilities while maintaining the liquidity position. This strategy allowed the bank to reduce the cost on deposits during the quarter. The ultimate goal is to defend the net interest margin.

Funding mix	1Q13		4Q13		1Q14
COP Million
Checking accounts	10,699,810	12%	16,784,933	15%	16,161,651	15%
Saving accounts	29,476,333	34%	34,649,764	31%	33,307,739	31%
Time deposits	26,235,282	31%	34,058,452	30%	32,321,287	30%
Other deposits	734,962	1%	1,063,430	1%	1,252,601	1%
Long term debt	12,489,392	15%	12,328,275	11%	12,434,851	11%
Loans with banks	6,267,337	7%	13,632,894	12%	13,513,804	12%
Total Funds	85,903,116	100%	112,517,748	100%	108,991,933	100%

At the end of 1Q14, Bancolombia had outstanding bonds for USD 3,972 million in international markets and for COP 4,612 billion in local markets. The maturities of these bonds range from 2 to 10 years.

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 1Q14 was COP 14,962 billion, increasing 30.8% or COP 3,525 billion, with respect to the 11,437 billion reported at the end of 1Q13 as a result of the proceeds of the issuance of 110 million shares in March 2014, which totaled COP 2,656 billion, and the appropriation of 2013 earnings.

Bancolombia’s capital adequacy ratio was 13.66%, 305 basis points above the 10.61% for 4Q13 and 330 basis points below the 16.96% at the end of 1Q13. The quarterly increase in the capital adequacy was due to the new capital, proceeds from the issuance of shares and retained earnings of the previous year, as defined in the general shareholders' meeting of March 17, 2014; while the annual decrease was due to the implementation in Colombia of a new capital regulation for banks, which increased deductions from the tier 1 calculation and the incorporation of Banistmo’s risk weighted assets.

5

1Q14

Bancolombia’s capital adequacy ratio was 466 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 8.88%, 438 basis points above the regulatory minimum of 4.5% . The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.5% at the end of 1Q14.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q13³	%	4Q13%		1Q14%
Basic capital (Tier I)	10,425,945	11.55%	6,207,050	5.81%	9,681,500	8.88%
Additional capital (Tier II)	4,876,112	5.41%	5,124,564	4.80%	5,206,580	4.78%
Technical capital (1)	15,302,057		11,331,614		14,888,080
Risk weighted assets included market risk	90,206,549		106,826,579		108,970,764
CAPITAL ADEQUACY (2)	16.96%		10.61%		13.66%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

(3) Capital adequacy ratio for 1Q13 is calculated according to the capital rules existing until August 2013

6

1Q14

2.	INCOME STATEMENT

Net income totaled COP 508 billion in 1Q14, or COP 580 per share - USD 1.18 per ADR. This net income represents an increase of 4.0% compared to 4Q13 and 3.2% compared to 1Q13. Bancolombia’s annualized ROE was 15.3% for 1Q14.

2.1.	Net Interest Income

Net interest income totaled COP 1,455 billion in 1Q14, 7.9% higher than that reported in 4Q13, and 3.6% higher than the figure for 1Q13. The performance of this line was driven by higher loan volumes, the expansion of the loans interest margin, and the performance of the securities portfolio, that even though 55% lower compared to the same period last year, show an improvement against 4Q13.

During 1Q14, the investment portfolio generated COP 155 billion, product of the good performance of the Colombian government debt securities. The strategy for the last quarters has been maintaining low the volatility and duration of the portfolio.

Net Interest Margin

The annualized net interest margin expanded in 1Q14 to 5.5% for the quarter.

The annualized net interest margin for investments was 1.8%, higher than the 0.1% of 4Q13 due to the better performance on debt securities of the Colombian government. The annualized net interest margin of the loan portfolio, financial leases, overnight funds and interbank loans was 6.1%, higher than the 6.0% of 4Q13, due to higher interest rates and the reduction in the funding cost.

Annualized Interest
Margin	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14
Loans' Interest margin	6.8%	7.0%	7.1%	6.9%	6.6%	6.4%	6.2%	6.0%	6.1%
Debt investments' margin	4.1%	4.1%	4.0%	2.9%	8.0%	-5.1%	-0.4%	0.1%	1.8%
Net interest margin	6.5%	6.6%	6.6%	6.3%	6.8%	4.7%	5.3%	5.3%	5.5%

The funding cost decreased during 1Q14 due to the low interest rates, greater liquidity and management of the liabilities structure, which reduced the most expensive funding sources. Savings and checking accounts kept their share during the quarter, and the annualized average weighted cost of deposits was 2.3% in 1Q14, decreasing compared to the 2.6% for 4Q13 and the 3.2% for 1Q13.

Average weighted
funding cost	1Q13	4Q13	1Q14
Checking accounts	0.24%	0.19%	0.17%
Time deposits	5.25%	4.44%	4.27%
Saving accounts	2.59%	1.77%	1.49%
Total deposits	3.20%	2.55%	2.30%
Long term debt	6.06%	6.09%	6.15%
Loans with banks	5.63%	3.34%	3.53%
Total funding cost	3.79%	3.07%	2.88%

7

1Q14

2.2.	Fees and Income from Services

During 1Q14, net fees and income from services totaled COP 542 billion, increasing 3.3% with respect to 4Q13 and 24.3% with respect to 1Q13. Fees from credit and debit cards increased 3.3% compared to 4Q13 due to a greater volume of transactions and the contribution of three months of Banistmo, against only two in 4Q13. Fees from banking services decreased 3.7% compared to 4Q13 but increased 53.8% compared to 1Q13; this line includes fees from insurance distribution throughout the distribution networks in Colombia and in El Salvador. Fees from asset management and trust services increased 6% in 1Q14 as a result of the growth of assets under management.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2014
(COP millions)	Feb-13	Feb-14	Growth	Market Share
Bancolombia VISA	418,791	456,597	9.03%	7.41%
Bancolombia Mastercard	493,246	569,712	15.50%	9.24%
Bancolombia American Express	609,849	620,739	1.79%	10.07%
Total Bancolombia	1,521,886	1,647,048	8.22%	26.73%
Colombian Credit Card Market	5,657,861	6,162,577	8.92%

CREDIT CARD MARKET SHARE			%	2014
(Outstanding credit cards)	Feb-13	Feb-14	Growth	Market Share
Bancolombia VISA	434,525	453,309	4.32%	4.94%
Bancolombia Mastercard	483,438	602,902	24.71%	6.57%
Bancolombia American Express	649,015	682,902	5.22%	7.44%
Total Bancolombia	1,566,978	1,739,113	10.99%	18.94%
Colombian Credit Card Market	8,527,246	9,182,402	7.68%
Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 261 billion in 1Q14, 1.1% higher than that in 4Q13, and 14.1% higher than in 1Q13. Income from foreign exchange gains and derivatives denominated in foreign currencies increased in the quarter due to the net effect of the active and passive positions the bank had in foreign currency.

During 1Q14 the bank received COP 45.9 billion in dividends from companies in which Bancolombia and its subsidiaries have interests, especially from Protección S.A. (COP 14.4 billion), Odinsa S.A. (COP 9.7 billion), EPSA S.A. E.S.P (COP 4.2 billion) and Titularizadora Colombiana S.A. (COP 3.7 billion).

Revenues aggregated in the communication, rent and others line totaled COP 139 billion in 1Q14, which is 14.3% higher as compared to 4Q13 and 30.7% higher as compared to those in 1Q13. This line includes revenues from commercial discounts and operating leases payments, which have increased as this product grows.

8

1Q14

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The quality of the loan portfolio showed a slight deterioration in 1Q14 due to the incorporation of Banistmo’s assets in 4Q13 that under Colombian rule resulted in an increase in the past due loans and the formation of nonperforming loans by a seasonal effect of the first quarter. Colombian standards consider those loans overdue more than 30 days as delinquent while Panamanian standard considers them past due after 90 days or more. Thus, past due loans (those that are overdue for more than 30 days) totaled COP 2.913 billion at the end of 1Q14, representing 3.2% of total gross loans for 1Q14, and increasing compared to the 2.9% reported in 4Q13 and the 3.0% reported in 1Q13. Charge-offs totaled COP 261 billion in 1Q14.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 142% at the end of 1Q14, decreasing with respect to the 157% of 4Q13 and the 156% of 1Q13. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 111% at the end of 1Q14, remaining stable with respect to the 111% reported in 4Q13 and decreasing with respect to the 117% reported in 1Q13. These reductions are explained by seasonality effects in Colombia and Panama where delinquencies in the first months of the year tend to be higher.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 577 billion in 1Q14, which represented 1.0% of the loan portfolio at the beginning of the quarter, increasing with respect to the COP 524 billion in 1Q13.

Provision charges (net of recoveries) totaled COP 308 billion in 1Q14. Provisions as a percentage of the average gross loans were 1.36% for 1Q14.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 4,136 billion, or 4.52% of total loans at the end of 1Q14. This proportion decreased with respect to the 4.54% presented at the end of 4Q13, and with respect to the 4.67% for 1Q13.

The following tables present key metrics related to asset quality:

ASSET QUALITY		As of		Growth
( COP millions)	Mar-13	Dec-13	Mar-14	1Q14/4Q13	1Q14/1Q13
Total performing past due loans (1)	844,165	967,194	1,250,478	29.29%	48.13%
Total non-performing past due loans	1,319,536	1,630,027	1,662,715	2.01%	26.01%
Total past due loans	2,163,701	2,597,221	2,913,193	12.17%	34.64%
Allowance for loans interest losses	3,370,980	4,065,530	4,135,594	1.72%	22.68%
Past due loans to total loans	3.00%	2.90%	3.18%
Non-performing loans as a percentage of total loans	1.83%	1.82%	1.82%
“C”, “D” and “E” loans as a percentage of total loans	3.98%	4.11%	4.08%
Allowances to past due loans (2)	155.80%	156.53%	141.96%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	117.45%	110.54%	110.69%
Allowance for loan losses as a percentage of non-performing loans (2)	255.47%	249.41%	248.73%
Allowance for loan losses as a percentage of total loans	4.67%	4.54%	4.52%
Percentage of performing loans to total loans	98.17%	98.18%	98.18%

(1)      "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)       Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

9

1Q14

PDL Per Category (30 days)	% Of loan Portfolio	1Q13	4Q13	1Q14
Commercial loans	58.76%	1.72%	1.75%	1.89%
Consumer loans	18.28%	5.40%	4.73%	5.08%
Microcredit	0.58%	10.55%	9.89%	9.18%
Mortgage loans	11.67%	7.29%	6.22%	7.20%
Finance lease	10.71%	2.34%	2.09%	2.34%
PDL TOTAL	100.00%	3.00%	2.90%	3.18%

PDL Per Category (90 days)	% Of loan Portfolio	1Q13	4Q13	1Q14
Commercial loans	58.76%	1.08%	1.13%	1.12%
Consumer loans	18.28%	2.35%	2.30%	2.23%
Microcredit	0.58%	6.44%	6.52%	5.93%
Mortgage loans	11.67%	2.95%	2.39%	2.36%
Finance lease	10.71%	1.19%	1.28%	1.38%
TOTAL LOAN PORTFOLIO	100.00%	1.51%	1.54%	1.53%

LOANS AND FINANCIAL LEASES CLASSIFICATION	Mar-13		Dec-13		Mar-14
( COP millions)
¨A¨ Normal	67,282,593	93.20%	82,576,481	92.31%	84,575,447	92.46%
¨B¨ Subnormal	2,035,475	2.82%	3,205,115	3.58%	3,158,452	3.45%
¨C¨ Deficient	1,201,500	1.67%	1,590,505	1.77%	1,670,319	1.82%
¨D¨ Doubtful recovery	933,184	1.29%	1,213,257	1.36%	1,139,806	1.25%
¨E¨ Unrecoverable	735,390	1.02%	874,184	0.98%	926,216	1.01%
Total	72,188,142	100.00%	89,459,542	100.00%	91,470,240	99.99%
	62249473	1	72188142	1	75933288	100.01%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.98%		4.11%		4.08%

2.5.	Operating Expenses

During 1Q14, operating expenses totaled COP 1,172 billion, decreasing 2.9% with respect to 4Q13 and increasing 7.4% with respect to 1Q13.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 467 billion in 1Q14, increasing 18.9% as compared to 4Q13 and 9.7% as compared to 1Q13. This increase was explained by higher salaries expenses due to the higher number of employees as well as by the 2014 wage increases. In addition, in 1Q14 are reflected 3 months of Banistmo’s expenses versus just the two that were reflected in 4Q13.

During 1Q14, administrative expenses totaled COP 535 billion, decreasing 18.9% as compared to 4Q13 and increasing 0.2% as compared to 1Q13.

Depreciation expenses totaled COP 127 billion in 1Q14, increasing 7.1% as compared to 4Q13 and 33.0% as compared to 1Q13. The increase in this type of expense is explained by the increase of operating leases from Leasing Bancolombia whose assets given on lease are depreciated.

At the end of 1Q14, Bancolombia had 28,798 employees, 1,086 branches and 4,332 ATMs.

10

1Q14

3.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 9 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) / Simon Botero (Analyst)

Website: http://www.grupobancolombia.com/investorRelations/

11

1Q14

BALANCE SHEET
(COP million)	Mar-13	Dec-13	Mar-14	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	7,365,762	11,427,441	8,409,335	-26.41%	14.17%	6.45%
Overnight funds and interbank loans	2,044,687	3,981,205	2,471,036	-37.93%	20.85%	1.89%
Total cash and equivalents	9,410,449	15,408,646	10,880,371	-29.39%	15.62%	8.34%
Debt securities	13,066,955	12,136,179	13,616,544	12.20%	4.21%	10.44%
Trading	8,237,060	6,537,697	7,962,392	21.79%	-3.33%	6.10%
Available for Sale	1,395,419	1,803,144	1,914,140	6.16%	37.17%	1.47%
Held to Maturity	3,434,476	3,795,338	3,740,012	-1.46%	8.90%	2.87%
Equity securities	1,177,893	1,680,237	1,778,746	5.86%	51.01%	1.36%
Trading	360,786	411,987	404,789	-1.75%	12.20%	0.31%
Available for Sale	817,107	1,268,250	1,373,957	8.33%	68.15%	1.05%
Allowance for impairment	-11,556	-10,626	-10,491	-1.27%	-9.22%	-0.01%
Net investment securities	14,233,292	13,805,790	15,384,799	11.44%	8.09%	11.79%
Commercial loans	43,643,362	52,363,519	53,746,652	2.64%	23.15%	41.20%
Consumer loans	13,069,900	16,601,890	16,720,842	0.72%	27.93%	12.82%
Small business loans	360,862	516,767	533,880	3.31%	47.95%	0.41%
Mortgage loans	6,354,650	10,295,930	10,673,000	3.66%	67.96%	8.18%
Financial leases	8,759,368	9,681,436	9,795,866	1.18%	11.83%	7.51%
Allowance for loan and financial lease losses	-3,370,980	-4,065,530	-4,135,594	1.72%	22.68%	-3.17%
Net total loans and financial leases	68,817,162	85,394,012	87,334,646	2.27%	26.91%	66.95%
Accrued interest receivable on loans and financial leases	669,373	624,317	675,460	8.19%	0.91%	0.52%
Allowance for accrued interest losses	-62,165	-63,745	-64,810	1.67%	4.25%	-0.05%
Net total interest accrued	607,208	560,572	610,650	8.93%	0.57%	0.47%
Customers' acceptances and derivatives	665,813	602,409	633,600	5.18%	-4.84%	0.49%
Accounts receivable, net	1,182,277	1,537,218	1,782,703	15.97%	50.79%	1.37%
Premises and equipment, net	1,424,313	2,191,677	2,211,579	0.91%	55.27%	1.70%
Foreclosed assets, net	88,505	103,565	91,968	-11.20%	3.91%	0.07%
Prepaid expenses and deferred charges, net	575,434	690,932	646,592	-6.42%	12.37%	0.50%
Goodwill	576,239	3,589,203	3,615,655	0.74%	527.46%	2.77%
Premises and equipment under operating leases, net	2,383,135	2,919,181	3,064,824	4.99%	28.60%	2.35%
Other assets	2,220,954	2,590,110	2,683,638	3.61%	20.83%	2.06%
Reappraisal of assets	963,527	1,422,926	1,502,071	5.56%	55.89%	1.15%
Total assets	103,148,308	130,816,241	130,443,096	-0.29%	26.46%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	8,584,903	14,680,487	13,904,799	-5.28%	61.97%	10.66%	12.04%
Checking accounts	7,849,941	13,617,057	12,652,198	-7.09%	61.18%	9.70%	10.96%
Other	734,962	1,063,430	1,252,601	17.79%	70.43%	0.96%	1.08%
Interest bearing	58,561,484	71,876,092	69,138,479	-3.81%	18.06%	53.00%	59.87%
Checking accounts	2,849,869	3,167,876	3,509,453	10.78%	23.14%	2.69%	3.04%
Time deposits	26,235,282	34,058,452	32,321,287	-5.10%	23.20%	24.78%	27.99%
Savings deposits	29,476,333	34,649,764	33,307,739	-3.87%	13.00%	25.53%	28.84%
Total deposits	67,146,387	86,556,579	83,043,278	-4.06%	23.67%	63.66%	71.91%
Overnight funds and interbank borrowings	631,092	1,124,802	1,254,163	11.50%	98.73%	0.96%	1.09%
Bank acceptances outstanding and derivatives	521,919	464,514	521,114	12.18%	-0.15%	0.40%	0.45%
Other interbank borrowings	2,206,315	7,876,792	7,478,659	-5.05%	238.97%	5.73%	6.48%
Borrowings from development and other domestic banks	3,429,930	4,631,300	4,780,982	3.23%	39.39%	3.67%	4.14%
Accounts payable	3,084,310	2,611,114	2,959,148	13.33%	-4.06%	2.27%	2.56%
Accrued interest payable	483,213	610,511	541,282	-11.34%	12.02%	0.41%	0.47%
Other liabilities	741,411	1,250,757	1,146,069	-8.37%	54.58%	0.88%	0.99%
Long-term debt	12,489,392	12,328,275	12,434,851	0.86%	-0.44%	9.53%	10.77%
Accrued expenses	902,588	423,303	839,722	98.37%	-6.97%	0.64%	0.73%
Minority interest	74,514	445,448	481,343	8.06%	545.98%	0.37%	0.42%
Total liabilities	91,711,071	118,323,395	115,480,611	-2.40%	25.92%	88.53%	100.00%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	425,914	425,914	460,827	8.20%	8.20%	0.35%
Retained earnings	10,151,937	11,253,148	13,634,314	21.16%	34.30%	10.45%
Appropiated	9,659,201	9,802,509	13,125,963	33.90%	35.89%	10.06%
Unappropiated	492,736	1,450,639	508,351	-64.96%	3.17%	0.39%
Reappraisal of assets	826,161	853,454	892,505	4.58%	8.03%	0.68%
Gross unrealized net gain on investments	33,225	-39,670	-25,161	-36.57%	-175.73%	-0.02%
Total shareholder's equity	11,437,237	12,492,846	14,962,485	19.77%	30.82%	11.47%

12

1Q14

INCOME STATEMENT				Growth
(COP million)	1Q13	4Q13	1Q14	1Q14/4Q13	1Q14/1Q13
Interest income and expenses
Interest on loans	1,616,159	1,821,119	1,858,728	2.07%	15.01%
Interest on investment securities	347,817	99,396	155,478	56.42%	-55.30%
Overnight funds and interbank loans	7,180	8,970	11,113	23.89%	54.78%
Financial leases	225,763	222,198	227,431	2.36%	0.74%
Total interest income	2,196,919	2,151,683	2,252,750	4.70%	2.54%
Interest expense
Checking accounts	7,058	7,119	7,625	7.11%	8.03%
Time deposits	334,900	357,034	354,144	-0.81%	5.75%
Savings deposits	183,291	142,083	126,225	-11.16%	-31.13%
Total interest on deposits	525,249	506,236	487,994	-3.60%	-7.09%
Interbank borrowings	9,950	31,494	35,261	11.96%	254.38%
Borrowings from development and other domestic banks	57,630	58,437	64,686	10.69%	12.24%
Overnight funds	13,928	19,113	19,878	4.00%	42.72%
Long-term debt	185,919	187,857	190,370	1.34%	2.39%
Total interest expense	792,676	803,137	798,189	-0.62%	0.70%
Net interest income	1,404,243	1,348,546	1,454,561	7.86%	3.58%
Provisions for loans and accrued interest losses and other receivables , net	(337,033)	(327,858)	(337,047)	2.80%	0.00%
Recovery of charged-off loans	52,322	69,412	44,936	-35.26%	-14.12%
Provision for foreclosed assets and other assets	(46,547)	(37,347)	(40,886)	9.48%	-12.16%
Recovery of provisions for foreclosed assets and other assets	28,390	22,874	25,474	11.37%	-10.27%
Total net provisions	(302,868)	(272,919)	(307,523)	12.68%	1.54%
Net interest income after provision for loans
and accrued interest losses	1,101,375	1,075,627	1,147,038	6.64%	4.15%
Commissions from banking services	107,772	172,050	165,723	-3.68%	53.77%
Electronic services and ATM fees	19,557	22,828	25,637	12.31%	31.09%
Branch network services	29,288	38,628	34,982	-9.44%	19.44%
Collections and payments fees	62,177	77,756	75,875	-2.42%	22.03%
Credit card merchant fees	(112)	2,697	2,950	9.38%	2733.93%
Credit and debit card fees	165,354	184,737	195,547	5.85%	18.26%
Checking fees	16,804	17,653	17,917	1.50%	6.62%
Trust activities	56,397	49,046	51,973	5.97%	-7.84%
Brokerage fees	15,567	12,878	11,780	-8.53%	-24.33%
Check remittances	4,980	9,055	8,832	-2.46%	77.35%
International wire transfers	14,842	17,253	20,579	19.28%	38.65%
Fees and other service income	492,626	604,581	611,794	1.19%	24.19%
Fees and other service expenses	(56,298)	(79,563)	(69,472)	-12.68%	23.40%
Total fees and income from services, net	436,328	525,018	542,322	3.30%	24.29%
Other operating income
Foreign exchange gain (loss), net	45,446	62,889	32,745	-47.93%	-27.95%
Gains on forward contracts in foreign currency	(1,769)	7,613	13,957	83.33%	888.98%
Gains on sales of investments in equity securities	75	4,916	(576)	-111.72%	-868.00%
Gains on sales of mortgage loans	8,018	5,758	5,105	-11.34%	-36.33%
Dividend income	32,118	8,402	45,880	446.06%	42.85%
Income from non-financial subsidiaries	38,456	36,605	33,423	-8.69%	-13.09%
Insurance income	-	10,164	(8,690)	-185.50%	0.00%
Communication, postage, rent and others	106,170	121,443	138,807	14.30%	30.74%
Total other operating income	228,514	257,790	260,651	1.11%	14.06%
Total income	1,766,217	1,858,435	1,950,011	4.93%	10.41%
Operating expenses
Salaries and employee benefits	359,392	367,606	404,227	9.96%	12.48%
Bonus plan payments	57,299	16,730	51,062	205.21%	-10.89%
Indemnities benefits	8,743	8,395	11,550	37.58%	32.11%
Administrative and other expenses	534,072	659,745	535,019	-18.91%	0.18%
Insurance on deposits, net	34,117	34,462	41,570	20.63%	21.85%
Donation expenses	1,948	1,545	961	-37.80%	-50.67%
Depreciation	95,811	118,886	127,381	7.15%	32.95%
Total operating expenses	1,091,382	1,207,369	1,171,770	-2.95%	7.37%
Net operating income	674,835	651,066	778,241	19.53%	15.32%
Goodwill amortization (1)	15,348	38,335	53,375	39.23%	247.77%
Non-operating income (expense)
Other income	51,141	99,878	38,973	-60.98%	-23.79%
Minority interest	(1,216)	(9,981)	(1,666)	-83.31%	37.01%
Other expense	(30,066)	(69,836)	(48,865)	-30.03%	62.53%
Total non-operating income	19,859	20,061	(11,558)	-157.61%	-158.20%
Income before income taxes	679,346	632,792	713,308	12.72%	5.00%
Income tax expense	(186,610)	(144,052)	(204,957)	42.28%	9.83%
Net income	492,736	488,740	508,351	4.01%	3.17%

13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: May 5, 2014	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance